EXHIBIT 99.9

MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

September 19, 2025

PRIVATE AND CONFIDENTIAL
VIA EMAIL

Board of Directors
DallasNews Corporation
c/o the Secretary
P. O. Box 224866
Dallas, TX 75222-4866

Dear Members of the Board of Directors,

As mentioned in our most recent letter to you, MNG Enterprises, Inc. and its affiliates (“MNG,” “we,” “us,” and “our”) are submitting the attached proposed merger agreement, which is in a form substantially identical to the current merger agreement with Hearst and that we are willing to execute, subject to any comments you may have (the “Offer”). As you’ll see in the merger agreement, we are willing to agree to the same terms as those offered to Hearst but at a financially superior $20.00 per share in cash, an approximately 21% premium to Hearst’s $16.50 offer.

In addition, we wish to extend an invitation to Robert Decherd to help lead an Editorial Advisory Board that will advise management of DallasNews Corporation and ensure the continued journalistic excellence of The Dallas Morning News today and well into the future.

Our Offer should leave no doubt about our commitment to this transaction and the future of The Dallas Morning News.  We are also promising to preserve the paper’s print edition, and we are dedicated to maintaining its journalistic quality and editorial independence. We look forward to working with you to close this transaction with value, speed, and certainty for all shareholders and the communities of North Texas.

Our Offer is not, and is not intended to be, a solicitation of a proxy or vote with respect to any securities of DallasNews or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of DallasNews or any other securities. Our Offer will remain open until 5:00 p.m. Eastern Time on September 25, 2025 – well after your shareholders meeting, so that it can be executed by you after your shareholders vote.

Sincerely,

MNG ENTERPRISES, INC.

By: _______/s/ R. Joseph Fuchs_____________
Name: R. Joseph Fuchs
Title: Chairman of the Board of Directors

By: _______/s/ Guy Gilmore_______________
Name: Guy Gilmore
Title: Chief Operating Officer